

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

June 30, 2009

Mr. Ron E. Hooper
U.S. Trust, Bank of America Private Wealth Management
901 Main Street, 17th Floor
Dallas, TX 75202

> Re: **Williams Coal Seam Gas Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 8, 2009**
> **File No. 001-11608**

Dear Mr. Hooper:

We have reviewed the above-referenced filings by the Williams Coal Seam Gas Royalty Trust (the "Trust"), for which Bank of America, N.A. acts as Trustee, and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Trust's disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note that the Report of the Independent Registered Public Accounting Firm on page 41 and Note 2 to the Financial Statements on page 44 indicate a "going concern" issue. In Risk Factors and Trustee's Discussion and Analysis of Financial Condition and Results of Operations, please enhance the disclosure to address the "going concern" issue.

Controls and Procedures, page 49

2.   We note your statement that "the Trustee concluded that the Trust's disclosure controls and procedures are effective <u>in timely alerting the Trustee to material information relating to the Trust required to be included in the Trust's periodic filings with the SEC</u> [emphasis added]." Please revise this disclosure either by removing the underlined language or by enhancing it to cover fully the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e).

<u>Exhibit 31.1</u>

3.   Please revise the Certification as follows:

● In paragraph 2 and elsewhere, where you have replaced the word "report" with the words "annual report," please revise to "report."

● In paragraph 4, please delete the text ", or for causing such procedures to be established and maintained,".

● In paragraph 4(b), please replace the word "supervisors" with the word "supervision."

<u>Form 10-Q for the Fiscal Quarter Ended March 31, 2009</u>

<u>Controls and Procedures, page 21</u>

4.   Please make corresponding revisions as appropriate to give effect to the related comment regarding the Form 10-K, above.

<u>Exhibit 31.1</u>

5.   Please make corresponding revisions as appropriate to give effect to the related comment regarding the Form 10-K, above.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director